EXHIBIT 99.1

Lombard Medical Appoints Michael H. Carrel to Its Board of Directors

IRVINE, Calif., Feb. 11, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that Michael H. Carrel has been appointed to the Company's Board of Directors.

Mr. Carrel brings more than two decades of leadership experience and presently serves as the President and Chief Executive Officer of AtriCure, Inc., (Nasdaq:ATRC) a leading medical device company focused on surgical treatments for atrial fibrillation and left atrial appendage management. Since joining AtriCure in November 2012, Mr. Carrel has led the company through significant revenue growth including an increase of 31 percent over 2013.

Prior to joining AtriCure, Mr. Carrel was the President and Chief Executive Officer of Vital Images, a publicly-traded medical imaging software company (Nasdaq:VTAL) from 2008 until it was sold to Toshiba in 2011. He stayed on as Chief Executive Officer of the new business unit within Toshiba until the integration was successfully completed in 2012. Mr. Carrel originally joined Vital Images in 2005 as Chief Operating and Financial Officer. During his time at Vital, Mr. Carrel worked extensively with leading physicians in numerous specialties to bring new products to market. Under his leadership, the company raised approximately $100 million in equity financing, grew revenue and profitability, increased global market share and expanded its presence to over 90 countries.

"Mike is an industry veteran with an excellent track record for growing organizations, driving corporate development activities and successfully building clinical, educational and commercial platforms to create value for his shareholders," said Raymond W. Cohen, non-executive chairman of Lombard Medical. "It was immediately clear that Mike exceeded our criteria for a board member as he is a seasoned executive with extensive experience growing commercial stage companies. Mike's experience managing AtriCure's growth and driving adoption in the atrial fibrillation market is analogous with Lombard Medical's vision in the endovascular aneurysm repair market. No doubt that Mike will add tangible value as a director for Lombard Medical."

"I am enthusiastic about joining the Board of Directors of Lombard Medical, a company at its inflection point of growth that is making great strides in capturing market share in the worldwide AAA market, which is a large and still under-penetrated market," said Mr. Carrel. "I look forward to working with the Board and the executive team at Lombard Medical to help execute on a solid strategy to expand commercialization and further develop its product pipeline."

In addition to his new position as a non-executive director on the Lombard Medical board, Mr. Carrel also serves as a member of the Board of Directors of AtriCure and the Cincinnati and Minneapolis chapters of the American Heart Association. Mr. Carrel holds a B.S. in Accounting from Pennsylvania State University and an M.B.A. from the Wharton School at the University of Pennsylvania.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands. Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H. Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000